GUNPOWDER GOLD CORP.

February 21, 2012

Ms. Jennifer Monick

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:      Gunpowder Gold Corporation

Form 10-K for the year ended August 31, 2011

Filed on December 14, 2011

File No. 001-34976

Dear Ms. Monick:

We have reviewed your comments to our Form 10-K for the fiscal year ended August 31, 2011. We thank you for your review to assist and enhance the overall disclosure in our Exchange Act Filings. This letter sets forth the responses of Gunpowder Gold Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated February 9, 2012, with respect to the above referenced Form 10-K filing. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2011

Comment:

Item 9A – Controls and Procedures

1.      Please amend to furnish the information required by Items 307 and 308 of Regulation SK.

Response:	The Company respectfully advises the Staff that in accordance with Items 307 and 308 of Regulation SK, we will be amending our Annual Report to include Item 9, 9A and 9B on February 22, 2012.

4830 Impressario Court • Suite 109 • Las Vegas, NV 89149 • (702) 380-7865

United States Securities & Exchange Commission

February 21, 2012

Closing Comments

Gunpowder Gold Corporation hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Nott

Michael Nott

President

4830 Impressario Court • Suite 109 • Las Vegas, NV 89149 • (702) 380-7865